UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ALCO STORES, Inc.
(Exact name of registrant as specified in its charter)

Kansas	48-0201080
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

401 Cottage Abilene, Kansas	67410-2832
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	The NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  None.

Securities to be registered pursuant to Section 12(g) of the Act:  None.

Item 1.	Description of Registrant’s Securities to be Registered.

On May 3, 2013, ALCO Stores, Inc., a Kansas corporation (the “Company”), entered into a rights agreement (the “Rights Agreement”) with Computershare Trust Company, N.A. (the “Rights Agent”).

Pursuant to the Rights Agreement, a dividend distribution of one common stock purchase right (a “Right”) will be distributed for each outstanding share of common stock, $0.0001 par value, of the Company (the “Common Stock”).  The distribution is payable on May 13, 2013 to the stockholders of record at the close of business on May 13, 2013.  Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $36.00 per share (the “Purchase Price”), subject to adjustment.

Until the Distribution Time (as defined below), the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders thereof (if the Common Stock is certificated) or the registration of shares of Common Stock in the book entry ownership records of the transfer agent for the Common Stock (if the Common Stock is uncertificated).  Until the Distribution Time, the Rights will be transferable only in connection with the transfer of the Common Stock and the transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock.

The “Distribution Time” will be the close of business on the tenth business day after the Redemption Deadline.  The “Redemption Deadline” will be the earlier to occur of (i) the first public announcement (by the Company or an Acquiring Person) that a person or entity has become an Acquiring Person and (ii) the time when a majority of the members of the Board then in office has actual knowledge that a person or entity has become an Acquiring Person.  An “Acquiring Person” is a person or entity that has acquired beneficial ownership (which includes stock held by such party’s affiliates and associates and stock referenced in derivative transactions and securities) of 15% or more of the outstanding shares of the Common Stock.  A person or entity that, at the time of the first public announcement of the Rights Agreement, was already the beneficial owner of 15% or more of the outstanding Common Stock, will not be considered an Acquiring Person unless that person or entity acquires one additional shares of Common Stock after that time (subject to specified exceptions).

As soon as practicable following the Distribution Time, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Time and, following the Distribution Time, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Time.  The Rights will expire on May 3, 2016, unless such date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price per share of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above).

From and after the time when any party first becomes an Acquiring Person (the “Shares Acquisition Time”), any Rights that are acquired or beneficially owned by any Acquiring Person (or any affiliate or associate of any Acquiring Person) will be null and void without any further action and any holder of such Rights (including any successor holder thereof) will thereafter have no right to exercise such Rights or receive any consideration therefor under any provision of the Rights Agreement (including any cash, securities or other property delivered by the Company upon the redemption or exchange of the Rights).

From and after the Shares Acquisition Time, each holder of a Right will thereafter have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of the Common Stock equal to the Purchase Price divided by 50% of the current market price for a shares of Common Stock (that is, Common Stock having a market value of two times the Purchase Price).

If, after the Shares Acquisition Time, the Company is party to a merger or consolidation in which the Company does not survive or in which its Common Stock is exchanged for cash or the securities of another entity or the Company sells assets aggregating 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) (a “Section 13 Transaction”), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, a number of shares of the senior voting stock of the principal acquiring party equal to the Purchase Price divided by 50% of the market price (as of the date of the Section 13 Transaction) for a share of such senior voting stock (that is, such senior voting stock having a market value of two times the Purchase Price).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Common Stock (or other securities for which a Right may be exercisable) will be issued upon the exercise of any Right or Rights and, in lieu thereof, a cash payment will be made based on the market price of the Common Stock or such other securities, as applicable, on the last trading date prior to the date of exercise.

At any time prior to the Redemption Deadline, the Board may, but is not required to, redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (subject to adjustment) (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock, any other form of consideration or any combination thereof. In addition, if any term, provision, covenant or restriction of the Rights Agreement is held by any court or authority to be invalid, void or unenforceable and the Board determines in good faith that severing the invalid language from the Rights Agreement would adversely affect the purpose or effect of the Rights Agreement, the Board may, but is not required to, redeem the Rights, in whole but not in part, for the Redemption Price until the close of business on the tenth Business Day following the date of such determination by the Board (even if after the Redemption Deadline).

At any time after the Redemption Deadline, the Board may, at its option, exchange the Rights, in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment), or for shares of other stock having an equivalent value.  The Board’s exchange right may not be exercised after an Acquiring Person becomes the beneficial owner of 50% or more of the voting power of the shares of Common Stock then outstanding or after a Section 13 Transaction.

Immediately upon the action of the Board to redeem or exchange the Rights, the Company will make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price, or the shares of Common Stock (or other consideration) exchangeable for the Rights, as applicable.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the redemption of the Rights by the Board.  The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders.

The above summary of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.  A copy of the Rights Agreement is attached hereto as Exhibit 4.1.

Item 2.	Exhibits.

4.1
Rights Agreement, dated as of May 3, 2013, by and between ALCO Stores, Inc. and Computershare Trust Company, N.A.  Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 3, 2013 and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ALCO STORES, INC.

By: /s/ Royce Winsten
Royce Winsten Chairman of the Board of Directors
Date: May 3, 2013

EXHIBIT INDEX

4.1
Rights Agreement, dated as of May 3, 2013, by and between ALCO Stores, Inc. and Computershare Trust Company, N.A.  Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on May 3, 2013 and incorporated herein by reference.